Exhibit 4.3

RJ FALKNER AND COMPANY	Investment Research
P.O. Box 1230 Crested Butte, CO 81224 (970) 349-0856 ** Fax (970) 349-0852	and Financial Communications

CONTRACT

Customer: Industrial Services of America, Inc.

Date: February 23, 1996

Term of Contract: One Year

Contract Begins: April 1, 1996

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The undersigned, acting on behalf of Industrial Services of America ("the customer"), hereby contacts with R. J. Falkner & Company, Inc., for a period of not less than one year, for the provision of consulting services to include, but not be limited to the following:

(1) The preparation of at least two "Research Profile" reports during the next twelve months;

(2)     Distribution of such reports to the brokerage community, money managers, mutual funds, and individual investors, and follow-up telephone/personal contacts by R. Jerry Falkner, CFA to develop broad interest in Industrial Services of America within the investment community;

(3)     Publication of "Research Profile" reports on the Vestnet investor information site on the Internet, which is "visited" by over 17,000 high-net-worth individual investors daily, most of whom are looking for new investment ideas;

(4) Arrangement of management presentations to stockbroker groups, research analysts, and/or portfolio managers, on a selective basis, in various cities around the U.S. and Canada;

And

(5) Any other services appropriate to this effort, upon request.

A cash retainer fee for these services will be payable at the rate of $600 per week, in advance. In addition to such weekly retainer, the customer will be invoiced for reimbursement of expenses directly incurred in the provision of these services on a monthly basis. Such expenses will primarily involve publishing, printing and postage costs related to the distribution of "Research Profile" reports and shareholder communiqués; telephone calls placed on the customer's behalf; and travel expenses required to visit the customer and/or for trips to visit brokerage firms/investor groups/institutions on behalf of the customer (such trip expenses are pro-rated among several customers). Documentation of these expenses will be provided on a monthly invoice, and the customer agrees to reimburse R. J. Falkner & Company, Inc. for such expenses within 30 days following receipt of such invoices. These reimbursable expenses will not exceed $500 per month, except in those months when "Research Profile" reports are published and distributed to the investment community, when publishing, printing and mailing costs will be higher. COST TO BE SUBMITTED FOR PRIOR APPROVAL. (HK)

In addition to the cash compensation outlined above, Mr. Falkner will be granted a 10-year option to purchase 20,000 shares of Industrial Services Corp. of America common stock, with such option to be issued no later than April 30, 1996. The exercise price on the option will be $5.00. Another ten-year option for an additional 10,000 shares (exercisable at the market price on the date of issuance) will be issued to Mr. Falkner on April 1, 1997, and at each one-year anniversary date of this contract, so long as Industrial Services Corp. of America continues to retain the services of R. J. Falkner & Company, Inc. If Industrial Services Corp. of America chooses not to issue additional options at any yearly anniversary date under this contract, but wishes to continue as a client of R. J. Falkner & Company, Inc., the weekly cash retainer fee will increase to the "Standard" fee being charged by R. J. Falkner & Company, Inc. to its other clients at that time. SUBJECT TO OPTION DOCUMENTATION THAT WILL BE PROVIDED BY NO LATER THAN APRIL 30, 1996. (HK)

This contract may be cancelled by the Customer after twelve months, upon written notice to be received by R. J. Falkner & Company within a ten-day period ending April 1, 1997. If such notice is not forthcoming, the services of R. J. Falkner & Company, Inc. will continue on a month-to-month basis. At any time after completion of the initial one-year term of the contract's starting date, either party may cancel the services of R. J. Falkner & Company, Inc. upon 60 days' written notice. If the customer chooses to terminate the services of R. J. Falkner & Company, Inc. prior to April 1, 1997, customer agrees to pay R. J. Falkner & Company, Inc. all advance retainer fees for the weeks remaining in the initial twelve-month term of the contract, plus unreimbursed expenses.

In the event of dispute, the prevailing party will be entitled to recover its costs, including reasonable attorney's fees.

The parties acknowledge that this contract is entered into in the State of Colorado and that performance of the contract will be accomplished in the State of Colorado.

Signed:

/s/ Harry Kletter
Harry Kletter Chairman of the Board Industrial Services of America, Inc.

/s/ R. Jerry Falkner
R. Jerry Falkner, CFA President R. J. Falkner & Company, Inc.

Date: 2/28/96

Note: Please retain one original copy of this contract for your records, and return one original copy to R. J. Falkner & Company, Inc.